Exhibit 3.1
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
POWELL INDUSTRIES, INC.

Powell Industries, Inc., a corporation (the “Corporation”) organized and existing under and by virtue of the General Corporation Law of the State of Delaware, hereby certifies that:

A.	The Name of the Corporation is Powell Industries, Inc.

B.	The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on February 11, 2004 (the “Original Certificate of Incorporation”).

C.
The Board of Directors of the Corporation duly adopted resolutions proposing the amendment and restatement of the Original Certificate of Incorporation, declaring its advisability, and directing that it be submitted to the stockholders of the Corporation for their approval; and the Corporation’s stockholders duly adopted such amendment and restatement, all in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware.

D.
Therefore, the Corporation’s Original Certificate of Incorporation is hereby amended and restated in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware to read in its entirety as set forth below. References to this “certificate of incorporation” herein refer to this Amended and Restated Certificate of Incorporation.

1.	The name of the corporation is Powell Industries, Inc.

2.
The address of its registered office in Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3.	The nature of the business or purpose to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4.
(a) The total number of shares of all classes of stock which the corporation shall have authority to issue is thirty-five million (35,000,000) shares, of which thirty million (30,000,000) shall be shares of common stock, par value $.01 per share, and five million (5,000,000) shall be shares of preferred stock, par value $.01 per share.

(b) Holders of common stock shall have one vote for each share on each matter submitted to a vote of the stockholders of the corporation. Except as otherwise provided by law, by the certificate of incorporation or by resolution or resolutions of the board of directors providing for the issuance of any series of preferred stock, the holders of common stock shall have sole voting power. Subject to all rights of the preferred stock or any series thereof, the holders of common stock shall be entitled to receive, when, as and if declared by the board of directors, out of funds legally available therefor, dividends payable in cash, stock or otherwise. Upon any liquidation of the corporation, and after holders of preferred stock of each series shall have been paid in full the amounts to which they respectively are entitled or a sum sufficient for such payment in full has been set aside, the remaining net assets of the corporation shall be distributed pro rata to the holders of common stock, to the exclusion of holders of preferred stock.
(c) Preferred stock may be issued from time to time in one or more series. The board of directors is hereby expressly granted the authority to authorize the issuance of one or more series of preferred stock, and to fix by resolution or resolutions providing for the issuance of each such series the voting powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, of such series, to the full extent now or hereafter permitted by law. No holders of any series of preferred stock will be entitled to receive any dividends thereon other than those specifically provided for by the certificate of incorporation or the resolution or resolutions of the board of directors providing for the issuance of such series of preferred stock. Upon any liquidation of the corporation, whether voluntary or involuntary, the holders of preferred stock of each series will be entitled to receive only such amount or amounts as will have been fixed by the certificate of incorporation or by the resolution or resolutions of the board of directors providing for the issuance of such series.

5.	The name and mailing address of the incorporator is as follows:

Name	Address
John J. Eikenburg, Jr.	910 Travis, Suite 2400 Houston, Texas 77002

6.	The corporation is to have perpetual existence.

7.
The number of directors constituting the initial Board of Directors is one (1) and the name and address of the person who is to serve as director until the first annual meeting of the shareholders or until his successor is elected and qualified is Thomas W. Powell, P.O. Box 12818, Houston, Texas 77217. The number of directors may hereafter be increased or decreased as provided in the bylaws of the corporation.

8.	In furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized to make, alter or repeal the bylaws of the corporation.

9.	Elections of directors need not be by written ballot unless the bylaws of the corporation shall so provide.

10.
Meetings of stockholders may be held in Delaware or elsewhere, as the bylaws may provide. The books of the corporation may be kept (subject to any statutory provision) at such place or places, whether in Delaware or elsewhere, as may be designated from time to time by the board of directors or in the bylaws of the corporation.

11.
The corporation reserves the right to amend, alter, change or repeal any provision contained in this certificate of incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

12.
No director of the corporation shall be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided, however, that this provision shall not eliminate or limit the liability of a director (a) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) under Section 174 of the Delaware General Corporation Law; or (d) for any transaction from which the director derived an improper personal benefit. No officer of the corporation shall be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as an officer, provided, however, that this provision shall not eliminate or limit the liability of an officer (w) for any breach of the officer’s duty of loyalty to the corporation or its stockholders; (x) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (y) for any transaction from which the officer derived an improper personal benefit; or (z) for any action by or in the right of the corporation. If the DGCL is amended after the date of filing of this certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of officers or directors, then the liability of an officer or director, as applicable, of the corporation, in addition to the limitation on liability provided herein, shall be limited to the fullest extent permitted by the Delaware General Corporation Law as so amended. Any repeal or modification of this paragraph 12 by the stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the liability of an officer or director, as applicable, of the corporation existing at the time of such repeal or modification.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by an authorized officer of the Corporation as of February 19, 2025.

Powell Industries, Inc.
/s/ Michael W. Metcalf
Michael W. Metcalf
Executive Vice President, Chief Financial Officer